March 8, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention:	Ms. Christine Allen, Staff Accountant Mr. Scot Foley, Staff Attorney Ms. Suzanne Hayes, Branch Chief Mr. Jim Rosenberg, Senior Assistant Chief Accountant Ms. Lisa Vanjoske, Assistant Chief Accountant
Re:	Oncothyreon Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A File No. 001-33882
Ladies and Gentlemen:
          Oncothyreon Inc. (the “Company”) submits this letter in response to your letter of December 22, 2009 (the “Comment Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings and supplements the letter of the Company dated January 21, 2010. This letter sets forth the Company’s response to the Staff’s Comment 6. For your convenience, we have numbered and restated such comment in bold and italics.
          In addition, the Company seeks the Staff’s guidance with respect to the disclosure regarding the recognition in December 2008 of previously deferred revenue from its arrangement with Merck KGaA (“Merck”) for the development and commercialization of the Company’s lead product candidate, Stimuvax. The Company recognized such revenue in connection with the execution of the Amended and Restated License Agreement, dated as of December 18, 2008, by and between the Company and Merck (the “2008 Agreement”). In the course of responding to Staff Comment 6, the Company, after lengthy consultation with its independent auditors, has concluded that the disclosures included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), including its 2008 financial statements contained therein were ambiguous with respect to the Company’s revenue recognition policies and practices for stand-alone license agreements under which the Company has no ongoing obligations, such as the 2008 Agreement.
          Specifically, it may not be clear to a reader of the 2008 Form 10-K whether the Company had a policy to recognize revenue for stand-alone license agreements or license agreements under which a license deliverable qualifies as a separate unit of accounting (1) upon the commencement of the license term (the “Specific Performance Model”) or (2) over the license term (the “Proportional Performance Model”), each of which the Company believes to be acceptable under generally accepted accounting principles in the United States

(“GAAP”).Therefore, the Company may need to provide additional disclosure to readers of its public filings and restate or amend its 2008 financial statements because either:
•	the Company did not appropriately apply its previous revenue recognition policy, which was based on a Proportional Performance Model, to the recognition of the deferred revenue when it executed the 2008 Agreement and subsequent periods (“Scenario One”); or

•	the Company changed its revenue recognition policy for stand-alone license arrangements to the Specific Performance Model and failed to provide the appropriate disclosures under ASC 250, Accounting Changes and Errors, formerly known as Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections and file a preferability letter as required by Regulation S-K (“Scenario Two”).
          Although the Company believes Scenario Two is the most appropriate conclusion given the particular facts and circumstances set forth below, and believes that it should amend its 2008 financial statements to include the disclosures required under ASC 250, the Company seeks guidance from the Staff.
I. Response to Staff Comment 6
Note 13. Collaborative Agreements, page F-26
6. Please revise your disclosure of the collaboration and supply agreements with Merck KGaA to include a description of all of your rights and obligations, the performance periods, all deliverables, and the contractual cash flows as stipulated within the May 2001 agreements and the amended and restated agreements in August 2007. Please provide your basis for using the revenue recognition method disclosed and how you determined the payments should be recognized ratably over the remaining patent life of the Stimuvax product. Tell us what consideration was given to using alternative periods of time to ratably recognize revenue, such as but not limited to the contract term. Please match the revenue recognition method used for the milestone payments with that which is disclosed in your revenue recognition policy. Lastly, it appears the registrant is obligated to participate in a Steering Committee as defined in the agreements. Please tell us and disclose how you have incorporated what appears to be an obligation of the company into your EITF 00-21 analysis.
          Given the uncertainty with respect to the appropriate way to address the disclosure issue with respect to the 2008 Agreement described above, the Company intends to provide the Staff with the revised disclosure it would include in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), after it has had an opportunity to consult with the Staff. However, in order to facilitate such discussions and in order to address the Staff’s comments, an analysis of the Company’s arrangement with Merck follows.
          The Company and Merck have had a longstanding relationship with respect to Stimuvax. The parties’ arrangement was first documented in the Collaboration and Supply Agreements, each effective as of May 3, 2001 (the “2001 Agreements”). The Amended and Restated Collaboration and Supply Agreements, each effective as of March 1, 2006 (the “2006 Agreements”), by and between the parties, superseded the 2001 Agreements. Under the 2006 Agreements, Merck assumed the responsibilities related to the clinical development of Stimuvax, while the Company retained control of, and had obligations relating to, the manufacture of Stimuvax. Although there were some revisions to the rights and responsibilities of the parties in 2006 from the 2001 Agreements, the agreements still reflected joint collaboration and development of Stimuvax. As a result, and since the Company’s and Merck’s arrangement was governed by the 2006 Agreements for substantially all of the periods covered by the 2008 Form 10-K, the Company’s response to Staff Comment 6 is focused on the analysis of such agreements.
          A. Performance Obligations and Deliverables
          Under the 2006 Agreements, Merck had obligations related to the clinical development of Stimuvax, while the Company retained control of, and had obligations relating to, the manufacture of Stimuvax. ASC Subtopic 605-25, Multiple-Element Arrangements, formerly known as Emerging Issues Task Force (“EITF”) Issues No. 00-21, addresses the accounting for arrangements under which a company will perform multiple revenue-generating activities, and how to determine whether such arrangements contain more than one “unit of accounting.” The issue also addresses how consideration under arrangements with multiple elements should be measured and allocated to the separate units of accounting. ASC 605-25 does not provide guidance as to when the criteria for revenue recognition are met or provide guidance on the appropriate revenue recognition convention for a given unit of accounting. The timing of revenue recognition for a given unit of accounting depends on the nature of the deliverable(s) composing that unit of accounting (and the corresponding revenue recognition convention) and whether the general conditions for revenue recognition have been met, which is addressed, in principle, in ASC 605-10-S99, SEC Materials, formally known as Staff Accounting Bulletin (“SAB”) No. 104, or Topic 13.
          ASC 605-25 states that separate contracts with the same entity that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. Although the 2006 Agreements consisted of separate collaboration and supply agreements, in accordance with ASC 605-25, the Company determined that such agreements should be evaluated as a single arrangement since such agreements were with the same entity, were entered into at the same time and were negotiated together.
          Under ASC 605-25, a company needs to evaluate all the deliverables, or obligations, in an arrangement to determine whether they represent separate units of accounting. The term “deliverable” is not specifically defined in the accounting literature, however it has been generally accepted that an item should be considered as a deliverable if the following conditions are met (as outlined in the speech by Mark Barrysmith of the Commission on December 10, 2007): (1) it is explicitly referred to as an obligation of the vendor in a contractual agreement; (2) it requires a distinct action by the vendor; (3) the vendor’s failure to complete an action would result in a significant contractual penalty; or (4) the inclusion or exclusion of the item in the arrangement reasonably would be expected to cause the arrangement consideration to vary by more than an insignificant amount.
          Based on its analysis of the 2006 Agreements, the Company has concluded that under the 2006 Agreements it had three deliverables: (1) the license, (2) the collaboration and (3) manufacturing. A summary of the deliverables under the 2006 Agreements is provided in the table attached hereto as Exhibit A.

          B. Evaluation of Units of Accounting under ASC 605-25
          Under the guidance in ASC 605-25, a separate unit of accounting exists when and if a delivered item(s) within the arrangement meets all of the following criteria:
•	the delivered item has value on a standalone basis, meaning that the item could be sold separately, independent of the other deliverables;

•	there is “objective and reliable” evidence of fair value of the undelivered item; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable.
          At inception, and as the manufacturing deliverable was shipped, the Company re-assessed whether the undelivered portion of the license and collaboration deliverable had objective and reliable evidence of fair value and determined that it did not. As a result, current management has determined that the manufacturing could not be separated from the license/collaboration and the entire arrangement was considered to be a single unit of accounting. In retrospect, it appears that the Company may not have fully considered all elements of the collaboration, including the delivery of any future improvements, which were not inconsequential to the arrangement. Though current management has reached a different conclusion, it does not result in any change to the timing of the recognition of the historical revenue.
          C. Revenue Recognition under the 2006 Agreements
          The 2006 Agreements called for various payments to be made by Merck to the Company following the execution of the 2006 Agreements and upon achievement of certain milestones as set forth in the table attached hereto as Exhibit B. Between the third quarter of 2007 and the fourth quarter of 2009, the Company received a total of $15 million from Merck. The Company performed a separate analysis of these milestone payments and determined that the milestones were non-substantive.
          ASC 605-10-S99 summarizes the Staff’s views in applying GAAP to revenue recognition in financial statements. ASC 605-10-S99 determines that revenue should not be recognized by an entity until it is realized, or realizable, and earned. The literature states that revenue generally is realized, or realizable, and earned when all of the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectability is reasonably assured.
          In considering how to recognize revenue for the single unit of accounting, the Company believes that the deliverables should be evaluated and accounted for individually in order to appropriately match the benefits received by, and the time they were delivered to, Merck. Using the guidance in ASC 605-10-S99, other emerging guidance and industry practice, the Company determined that the facts and circumstances of the separate deliverables within the unit justified using the Multiple Attribution Model for revenue recognition purposes. Under a Multiple Attribution Model, different systematic and rational methods may be used to recognize revenue ratably over the agreement term. During 2008, the EITF was deliberating Accounting Standards Update (“ASU”)

2009-13, Revenue Recognition for a Single Unit of Accounting, formerly known as EITF 08-1. Issue Summary 1 for ASU 2009-13, dated March 12, 2008, notes “the purpose of this Issue is to address whether in certain facts and circumstances it is appropriate to use a Multiple Attribution Model for a single unit of accounting.” The EITF acknowledged divergence in practice with some companies recognizing revenue for a single unit of accounting using a multiple attribution model, and provided that the Issue Summary within ASU 2009-13 supports a Multiple Attribution Model. Additionally, the Issue Summary further notes:
“[E]xisting revenue recognition literature does not provide guidance on the application of the Multiple Attribution Model. However ... proponents also point out that existing revenue recognition literature does not prohibit the use of the Multiple Attribution Model...[P]roponents refer to SAB Topic 13, which only stipulates that fees are considered earned as products and/or services are delivered and/or performed.”
          Support for the Multiple Attribution Model within ASU 2009-13 is referred to as “View B” (View A represents support for a Single Attribution Model). The notes from a March 12, 2008 meeting of the EITF states that proponents of View B believe that as revenue generating arrangements become more complex, it becomes more difficult to identify when the customer is receiving a benefit under the arrangement and that the benefits received by a customer are not always received uniformly over the arrangement and that it is therefore necessary to devise a methodology by which the arrangement consideration can be recognized commensurate with delivery of the benefits to the customer; according to View B, the goal of the Multiple Attribution Model is simply to recognize revenue when the customer receives benefit under the arrangement.
          Manufacturing Revenue. The Company determined that payments related to the manufacture of Stimuvax should be recognized when earned (i.e., when product is delivered), and in the period the payments become due. For the manufacturing deliverable, the Company was paid 100% of the Company’s cost to manufacture Stimuvax. This consideration was established on a cost basis and was not built into the total contract value or in the consideration received under the license or collaboration deliverables. Further, since the Company subcontracted its obligation to manufacture Stimuvax, it had objective reliable evidence of fair value in the form of third party invoices. Therefore, on the basis of the guidance and discussions within ASC 605-10-S99 and ASU 2009-13, as well as consideration of the examples contained within the discussion of EITF Issue No. 08-01 “Revenue Recognition for a Single Unit of Accounting”, revenue relating to the manufacturing deliverable under the 2006 Agreements was recognized following acceptance of the product, which the Company believes corresponds to the delivery of the benefit to Merck.
          License and Collaboration Revenue. The Company determined that the performance obligations of the license and collaboration deliverables would be required throughout the term of the agreements and would be rendered ratably over the course of the arrangement. Therefore, using the attributes inherent in these deliverables, the Company concluded that these fees should be deferred and recognized systematically and ratably over the periods that the fees were to be earned (i.e., over the patent life of Stimuvax). The Company also believes that this method of revenue recognition under the Multiple Attribution Model is commensurate with the ongoing delivery of the benefit to Merck.

          D. Performance Period under the 2006 Agreements
          The licenses granted under the 2006 Amended and Restated Collaboration Agreement were to remain in force and effect on a country-by-country basis until the later of:
•	the expiration or termination of the last to expire of the Stimuvax patents in either the North America territory or the Rest of the World territory; and

•	the 15th anniversary of the launch of Stimuvax in the North America territory or the Rest of the World territory.
          To determine the appropriate amortization period over which the revenue for licensing and the collaboration would be recognized, the Company considered using the term of the contract or the remaining patent life of the Stimuvax patents. After considering the various alternatives, as well as the fact that Merck was entitled to use the product into perpetuity, the Company estimated that the useful life of the product was equal to the life of the patent and therefore the most appropriate amortization period.
II. 2008 Agreement
          In connection with the execution of the 2008 Agreement, the Company’s relationship with Merck underwent a substantive change. Under the 2008 Agreement, the Company has no contractual rights with respect to the direction of the development or commercialization of Stimuvax and no future performance obligations; it has been relegated to the role of a passive licensor.
          This substantive change was the culmination of changes in fundamental business objectives at the Company and Merck. In mid-2006, the Company’s Board of Directors determined that stockholder value would be maximized by a strategic shift in business strategy. As part of this change in direction, the Company employed Dr. Robert Kirkman as its President and Chief Executive Officer in September 2006. Dr. Kirkman has pursued a business strategy primarily focused on building a more diversified product pipeline, with an initial emphasis on earlier stage small molecule product candidates. In the spring of 2008, the Chief Executive Officer of Merck requested to renegotiate the 2006 Agreements with the Company. During the course of the negotiations, it became clear that Merck viewed the Stimuvax product as critical to its internal product lifecycle plan and was no longer content with a collaborative relationship in which the Company maintained any meaningful element of control. At the same time, under the direction of Dr. Kirkman, the Company was pursuing the new business strategy and desired to exit the manufacturing business in order to focus primarily on research and development of new product candidates.
          Consequently, (1) the Collaboration Agreement was terminated and replaced by a License Agreement; (2) the Supply Agreement was terminated; (3) the Company sold all assets, know-how and capabilities for the manufacturing of the Stimuvax product to Merck; (4) Merck assumed certain liabilities related to the manufacture of Stimuvax; and (5) substantially all of the Company’s employees working on the manufacturing of Stimuvax accepted employment with a Merck subsidiary. In addition, the 2008 License Agreement specifically conferred to Merck rights that were not granted by any prior agreement, including imposing a non-compete provision against the Company under which the Company agreed not to develop any product, other than its product candidate

BGLP40, that would be viewed as a competing product to Stimuvax and provided Merck the right to first negotiation as to BGLP40.
          Under the 2008 Agreement, the Company has none of the obligations it had under either the 2001 or 2006 Agreements. The license of Stimuvax technology to Merck under the 2008 Agreement, which provides the Company with the right to receive milestone payments upon the completion of various events (all of which are within the control of Merck) and to receive royalty payments resulting from the sale of Stimuvax upon commercialization, is the only deliverable that remains outstanding in 2008. Thus, the 2008 Agreement represents a stand-alone license agreement, the first material stand alone license arrangement that the Company had ever entered into.
          ASC 605-10-S99 provides that companies should consider the facts and circumstances to determine the appropriate accounting and that revenue recognition should match the benefits received by the customer and be recognized upon the culmination of the earnings event. In conjunction with this guidance, the Company considered the change in circumstances represented by the termination of the 2006 Agreements and the execution of the 2008 Agreement and determined that in connection with the modification of the arrangement the Company was relegated to the role of a passive licensor and that the 2008 Agreement represented a stand-alone license agreement. The Company’s accounting policies, as they were then written and disclosed, did not specifically address whether revenue under stand-alone license agreements should be recognized using the Specific Performance Model or the Proportional Performance Model. The Company concluded that the most appropriate treatment for the approximately $12.9 million of revenue previously deferred under the 2006 Agreements was to apply the Specific Performance Model and accelerate the recognition of such deferred revenue, since the Company had no ongoing obligations. This determination was consistent with GAAP, industry practice and the Company’s revenue recognition policy to recognize revenue upon the culmination of the earnings process.
          The Company made several disclosures related to its revenue recognition policies and its accounting under its agreements with Merck in its 2008 Form 10-K. The Company believes the disclosure in its Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and Note 13 to the consolidated financial statements contained in the 2008 Form 10-K, provided sufficient explanation regarding the Company’s accounting for the revenues under the 2006 Agreements and the reason behind the recognition of the previously deferred revenues in 2008. However, the Company acknowledges that it failed to provide the same level of detail in Note 2 to the consolidated financial statements under the heading, Significant Accounting Policies — Revenue Recognition. The disclosure in Note 2 details the Company’s revenue recognition under collaborative agreements where the license did not qualify as a separate unit of accounting, but fails to address how revenue is recognized under stand-alone license agreements, such as the 2008 Agreement, and agreements where licenses qualify as a separate unit of accounting.
          Thus, it may not be clear to a reader of the 2008 Form 10-K whether the Company had a policy to recognize revenue for stand-alone license agreements or license agreements under which a license deliverable qualifies as a separate unit of accounting using the Specific Performance Model or the Proportional Performance Model, each of which the Company believes to be acceptable under GAAP. Therefore, the Company may need to provide additional disclosure to readers of its public filings and restate or amend its 2008 financial statements under Scenario One or Two.

          Although the Company believes Scenario Two is the most appropriate conclusion given the particular facts and circumstances set forth herein, and believes that it should amend its 2008 financial statements to include the disclosures required under ASC 250, the Company seeks guidance from the Staff regarding its view as to whether such approach would be acceptable.
          A. Scenario One
          This scenario assumes that the Company’s revenue recognition policy for up-front licensing fees was to apply the Proportionate Performance Model, regardless of whether or not there were continuing obligations associated with such income.
          While the revenue recognized may not appear to be in accordance with the Company’s revenue recognition policy as described in Note 2 to the consolidated financial statements contained in the 2008 Form 10-K and the Company acknowledges that Note 2 was not as complete and clearly articulated as it could have been, the Company’s policy was more accurately stated and detailed how the revenue had been recognized in the MD&A and Note 13 to the consolidated financial statements contained in the 2008 Form 10-K. Therefore, the Company believes that no meaningful information was withheld from potential investors, when considering the filing in its entirety, as the treatment was disclosed in the MD&A.
          As such, the Company does not believe that this quantitative restatement scenario is appropriate. The Company had accounted for the deferred revenue in accordance with GAAP and industry practice. Further, this restatement would not provide a user with any meaningful information that they had not previously had access to through the disclosures made by the Company in the MD&A section of its 2008 Form 10-K.
          B. Scenario Two
          This scenario assumes that the Company changed its revenue recognition policy to the Specific Performance Model but failed to make the complete and proper disclosures under ASC 250 with respect to the change in one generally accepted accounting principle to another. In connection a change in accounting policy, ASC 250 would have required the Company to:
•	include additional disclosure in the footnotes to the financial statements included in its 2008 Form 10-K;

•	unless impracticable, retrospectively apply the new accounting principle to all prior periods; and

•	file a “preferability letter” from its independent auditors in accordance with Regulation S-K
          Under this interpretation of the facts, this “change in accounting principle” would be a modification to the Company’s revenue recognition policy to include a provision for stand-alone license agreements. Since the Company’s revenue recognition policy historically only addressed collaborative agreements and the 2008 Agreement was the Company’s first material stand-alone license arrangement, any retrospective application would not result in a change to any of the Company’s prior financial results. Rather, the Company believes that the appropriate course of action would be to amend the 2008 Form 10-K to include additional disclosures and to make the appropriate revisions to the notes to the consolidated financial statements as required by ASC 250. The Company believes that the 2008 financial results were presented in accordance with GAAP, and even if a restatement is necessary to include additional disclosures, no quantitative restatement of the Company’s financial results would be necessary.
          Further, the Company believes that the Specific Performance Model is the preferable method to recognize revenue for stand-alone license agreements and agreements in which the license qualifies as a single unit of accounting because such policy more closely reflects the culmination of the earnings process associated with these revenue arrangements.
          If determined to be the appropriate course of action, the Company will amend its 2008 Form 10-K filing to clarify and elaborate on its accounting policies with respect to revenues, and specifically with respect to up-front license fees.
* * * * *

          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 801-2100 or Patrick Schultheis or Michael Nordtvedt both of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Shashi Karan

Oncothyreon Inc.

Patrick Schultheis Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donald Heisler Dave Wilson Bernard De Jager — National Office Accounting Consultations William T. Platt — National Office Accounting Consultations

Deloitte & Touche LLP

Exhibit A
2006 Agreements — Company Deliverables; Obligations; Delivery Periods

Deliverable	Company Obligation	Delivery Period
License of Stimuvax technology to Merck	Merck granted a perpetual license providing rights to Stimuvax. License provided exclusivity for the period ending on the later of the expiration of the patent rights and the 15th anniversary of product launch.	License delivered at the inception of the 2001 Collaboration Agreement

Collaboration
(1)     Joint steering committee participation. Joint steering committee formed for the purpose of overseeing and exchanging information with respect to the development (including clinical development), manufacturing, marketing and sale of Stimuvax.
(1) Ongoing over the term of the 2006 Agreements

(2)     Improvements to Stimuvax. The Company and Merck both had the right to carry out research and clinical trials (up to but not including Phase 3) with respect to improvements. Any improvements to the product by the Company were to be delivered to and shared with Merck.
(2) Ongoing over the term of the 2006 Agreements

Manufacture of Stimuvax: pre- and post-commercialization	Company to manufacture and supply Merck with Stimuvax inventory.

	Merck (including Merck sub-suppliers) had the right to manufacture up to 30% of the Stimuvax inventory. In certain circumstances (e.g., the inability of the Company to deliver the ordered inventory), Merck had the right to exceed the 30% threshold as a protective measure to ensure adequate supply.	Delivery to be made over the term of the 2006 Agreements

Exhibit B
2006 Agreements — Merck Payment Obligations

Event	Payment	Period Cash Received
Upon signing amended agreement(s)	$2,500,000	Q3 2007
First patient enrollment	$2,500,000	Q1 2007
Manufacturing Process Transfer Milestones:
(1) Transfer of product release assays and drug substance or by 12/31/2009	$5,000,000	Q4 2007
(2) Transfer of litre scale process or by 12/31/2009	$3,000,000	Q2 2008
(3) First sub-supplier invoice or by 12/31/2009	$2,000,000	Note A
Note A: Prior to the completion of this milestone, the 2006 Agreements were renegotiated. The 2006 Agreements also included additional lump sum payments that would occur both pre- and post-commercialization, as well as defined royalty payments that would be received by the Company based upon the commercialized sales. These amounts have not been listed here as they were not ultimately received prior to the cancellation of the 2006 Agreements.